Exhibit 12

Paper Warehouse, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

For the Three Months Ended May 3, 2002 and May 4, 2001

and for the Five Years Ended February 1, 2002

($’s in thousands)	Three Months Ended		Fiscal Year Ended
	May 3,	May 4,	February 1,	February 2,	January 28,	January 29,	January 30,
Ratio of Earnings to Fixed Charges:	2001	2000	2002	2001	2000	1999	1998
Earnings:
Consolidated net (loss) earnings	$364	$(426)	$(9,801)	$(434)	$(4,448)	$(521)	$(207)
Extraordinary charge, net	—	—	—	—	—	—	110
Cumulative effect of accounting change, net	—	—	—	—	108	—	—
Income taxes	—	(282)	3,733	(295)	(2,970)	(323)	22
Total (loss) earnings before extraordinary charge and cumulative effect of accounting change	364	(708)	(6,068)	(729)	(7,310)	(844)	(75)

Fixed Charges:
Interest expense	358	352	1,433	1,670	1,182	279	860
Interest portion of rental expense	865	848	3,435	3,386	3,281	2,378	1,779
Total fixed charges	1,223	1,200	4,868	5,056	4,463	2,657	2,639

Earnings available for fixed charges	$1,587	$492	$(1,200)	$4,327	$(2,847)	$1,813	$2,564

Ratio of earnings before extraordinary charge and cumulative effect of accounting change to fixed charges (1)	1.30	—	—	—	—	—	—

(1) For the three months ended May 4, 2001, earnings were not adequate to cover fixed charges by approximately $708,000.

For the fiscal years ended February 1, 2002, February 2, 2001, January 28, 2000,  January 29, 1999, and January 30, 1998 earnings were not adequate to cover fixed charges by approximately $6.1 million, $729,000, $7.3 million, $844,000 and $75,000, respectively.